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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-27600

(Check one):

[_]  Form 10-K      [X]  Form 10-KSB      [_] Form 11-K         [_]  Form N-SAR
[_]  Form 20-F      [_]  Form 10-Q        [_] Form 10-QSB

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

[_]  Transition Report on Form 10-K and Form 10-KSB
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q and Form 10-QSB
[_]  Transition Report on Form N-SAR

                FOR THE TRANSITION PERIOD ENDED _________________

     Read attached Instruction Sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Optical Sensors Incorporated
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Former name if applicable:          N/A
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Address of principal executive office (street and number):
                            7615 Golden Triangle Drive, Suite C
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City, State and Zip Code:  Minneapolis, Minnesota 55344-3733
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

     In response to a comment letter from the Securities and Exchange Commission (the "SEC"), Optical Sensors Incorporated (the "Company") and its independent auditors are currently preparing for technical discussions with the staff of the SEC regarding the recognition and classification of certain inventory and research and development assets of the Company in its previously reported results. The Company expects to conclude these discussions with the SEC in a timely manner. As a result, it has not been possible without unreasonable effort or expense for the Company to timely file its Annual Report on Form 10-KSB for the 2003 fiscal year, which is due on March 30, 2004. Upon resolution of these discussions, the Company will file its Form 10-KSB for the 2003 fiscal year, which the Company expects will be on or before the fifteenth calendar day following the prescribed due date for the report.

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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Wesley G. Peterson                         (952) 944-5857
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                (Name)                       (Area Code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s):

                                                    [X]  Yes       [_]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [_]  Yes       [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   SIGNATURES

                          OPTICAL SENSORS INCORPORATED
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 30, 2004                       By:    /s/ Wesley G. Peterson
                                                 -------------------------------
                                                         Wesley G. Peterson
                                              Its:    Chief Financial Officer